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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER


                       China Resources Development, Inc.
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                (Exact name of issuer as specified in charter)

                      23/F Office Tower, Convention Plaza
                       1 Harbour Road, Wanchai, Hong Kong
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  011-852-2537-6689
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security       Common Stock, par value $0.001 per share
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2. Number of shares outstanding before the change     89,789,968
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3. Number of shares outstanding after the change     5,778,997
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4. Effective date of change     January 16, 1997
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

              One-for-ten reverse split and exchange of 32,000,000 pre-reverse
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              restricted common shares for 3,200,000 preferred shares with
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              equivalent terms.
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        Give brief description of transaction    Shareholder-approved reverse
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              split was implemented on 01/16/97, and shares of restricted
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              common were exchanged for preferred shares with equivalent terms.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date   January 26, 1997                      /s/   Tam Cheuk Ho
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                                            Tam Cheuk Ho,
                                            Chief Financial Officer